EXHIBIT 99.1

February 4, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report - malfunction of cellular network

The Company reports that on Sunday evening, it received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") that at approximately 7:00 p.m., a malfunction occurred in Pelephone's network as a result of which Pelephone's customers across the country, including companies hosted on Pelephone's network (Rami Levi and Hot Mobile) experienced problems with telephony and text message services (the malfunction did not affect data communication services).

Pelephone worked to locate the problem and at approximately 10:40 p.m., resolved the problem and the network was gradually restored.

Pelephone will continue to investigate the causes of the malfunction and its implications, and will draw the necessary conclusions.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.